82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

July 16, 2002, Vancouver, BC — Further to the Company's news release dated May 21, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

Stephen L. Grossman, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

(82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

SEC MAIL RECEIVED PROCESSING AUG 09 2002 WASH. D.C. 165 SECTION

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $20,000 PRIVATE PLACEMENT

July 16, 2002, Vancouver, BC — Further to the Company's news release dated May 21, 2002, the Company is pleased to announce that it has closed its private placement for gross proceeds of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors

Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com